Exhibit 99.1

Consolidated Financial Statements

Student Transportation Inc.

For the years ended June 30, 2016 and 2015

Student Transportation Inc.

Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Student Transportation Inc. as of June 30, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Student Transportation Inc. as at June 30, 2016 and 2015 and the consolidated results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Independent Registered Public Accounting Firm

MetroPark, New Jersey USA

September 14, 2016

Student Transportation Inc.

Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at	As at
	June 30, 2016	June 30, 2015
Assets
Current assets:
Cash and cash equivalents	$7,759	$5,333
Accounts receivable, net of allowance for doubtful accounts of
$109 and $126 at June 30, 2016 and 2015, respectively	63,018	55,275
Inventory	4,415	4,148
Prepaid expenses	14,330	9,721
Other current assets	3,216	3,443
Total current assets	92,738	77,920

Investment in investee	-	1,776
Other assets	21,218	20,384
Property and equipment, net	228,572	231,296
Oil and gas interests, net	5,398	7,713
Other intangible assets, net	58,734	61,899
Goodwill	141,669	134,939
Total assets	$548,329	$535,927

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$8,946	$2,230
Accrued expenses and other current liabilities	55,264	67,396
Total current liabilities	64,210	69,626

Long-term debt	272,825	204,936
Asset retirement obligation	527	575
Deferred income tax liability	42,083	41,558
Class B Series Three common share liability	2,768	1,993
Other liabilities	20,021	17,432
Total liabilities	402,434	336,120

Shareholders' equity
Paid in Share Capital	496,990	517,560
Accumulated deficit	(351,108)	(315,633)
Accumulated other comprehensive income (loss)	13	(2,120)
Total shareholders’ equity	145,895	199,807
Total liabilities and shareholders’ equity	$548,329	$535,927

Irving R. Gerstein	George Rossi

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Twelve months ended	Twelve months ended
	June 30, 2016	June 30, 2015

Revenues	$600,194	$554,751

Costs and expenses:
Cost of operations	457,743	427,536
General and administrative	61,897	54,749
Non-cash stock compensation	3,967	4,170
Acquisition expenses	192	3
Depreciation and depletion expense	48,008	47,757
Amortization expense	3,153	3,374
Impairment of oil and gas assets	1,638	-
Total operating expenses	576,598	537,589

Income from operations	23,596	17,162

Interest expense	14,513	17,412
Foreign currency loss (gain)	1,147	(136)
Unrealized gain on foreign currency exchange contracts	-	(83)
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	177	(231)
Other income, net	(1,127)	(3,481)
Income before income taxes and equity in net (loss) income of unconsolidated investment	8,886	3,681
Equity in net (loss) income of unconsolidated investment	(11)	58
Income tax provision	2,838	84

Net income	$6,037	$3,655
Weighted average number of shares outstanding-basic	95,495,357	87,345,708
Weighted average number of shares outstanding-diluted	110,098,439	108,824,430
Basic and diluted net income per common share	$0.06	$0.04
Dividends declared per common share (US$)	$0.44	$0.11
Dividends declared per common share (Cdn$)	$-	$0.42

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Comprehensive Income

(000’s of U.S. Dollars)

	Twelve months ended	Twelve months ended
	June 30, 2016	June 30, 2015
Net income :	$6,037	$3,655
Other comprehensive income:
Unrealized gain on currency translation adjustments	2,133	5,002
Other comprehensive income :	2,133	5,002

Comprehensive income	$8,170	$8,657

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net income	-	-	-	3,655	3,655
Dividends	-	-	-	(42,350)	(42,350)
Common stock issuance	13,468,040	75,200	-	-	75,200
Conversion of debt to common stock	18,342	108	-	-	108
Repurchase of common stock	(161,415)	(848)	-	-	(848)
Other comprehensive income	-	-	5,002	-	5,002
Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807
Net income	-	-	-	6,037	6,037
Dividends	-	-	-	(41,512)	(41,512)
Common stock issuance	1,337,225	5,227	-	-	5,227
Repurchase of common stock	(5,575,226)	(25,797)	-	-	(25,797)
Other comprehensive income	-	-	2,133	-	2,133
Balance at June 30, 2016	91,903,515	$496,990	$13	$(351,108)	$145,895

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Twelve months ended	Twelve months ended
	June 30, 2016	June 30, 2015
Operating activities
Net income	$6,037	$3,655
Adjustments to reconcile net income to net cash provided by
operating activities:
Deferred income taxes	2,279	282
Unrealized gain on forward contracts	-	(83)
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	177	(231)
Unrealized foreign currency (gain) loss	(431)	79
Amortization of deferred financing costs	1,448	1,866
Non-cash stock compensation	3,967	4,170
Equity in net loss (income) from unconsolidated investment	11	(58)
Gain on disposal of fixed assets	(1,925)	(1,036)
Depreciation and depletion expense	48,008	47,757
Amortization expense	3,153	3,374
Impairment of oil and gas assets	1,638	-
Changes in current assets and liabilities:
Accounts receivable	(7,805)	(11,879)
Prepaid expenses, inventory and other current assets	(4,954)	3,576
Accounts payable	6,743	673
Accrued expenses and other current liabilities	9,862	(4,177)
Changes in other assets and liabilities	(37)	1,751
Net cash provided by operating activities	68,171	49,719

Investing activities
Business acquisitions, net of cash acquired	(6,182)	(391)
Equity investment	-	(1,718)
Payments on seller debt	-	(200)
Purchases of property and equipment	(67,017)	(33,470)
Proceeds on sale of equipment	2,247	2,081
Net cash used in investing activities	(70,952)	(33,698)

Financing activities
Offering of common shares, net of expenses	-	65,743
Redemption of Cdn$ 6.75% Convertible Debentures	-	(40,083)
Redemption of Class B Series Two and Three common shares	(651)	(2,014)
Repurchase of common stock	(25,797)	(848)
Financing fees	(134)	(618)
Common stock dividends	(37,873)	(33,657)
Borrowings on credit facility	220,520	181,505
Payments on credit facility	(150,529)	(190,448)
Net cash provided by (used in) financing activities	5,536	(20,420)
Effect of exchange rate changes on cash	(329)	(1,126)
Net increase (decrease) in cash and cash equivalents	2,426	(5,525)
Cash and cash equivalents at beginning of period	5,333	10,858
Cash and cash equivalents at end of period	$7,759	$5,333

Supplemental information:
Cash paid for interest	$13,538	$15,586
Cash paid for income taxes	$1,038	$1,082

See accompanying notes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. Following the redemption of the Subordinated Notes, STA ULC has been inactive. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares (collectively the “Class B” common shares) of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 12). STI currently holds a 97.5% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“US GAAP”). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, the parent, and the Company’s Canadian operations, is the Canadian dollar. The functional currency of STA Holdings and the Company’s operations in

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

the United States is the U.S. dollar. The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.

As a result, the assets and liabilities of the STI and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity. The Company’s Cdn$ 6.75% convertible subordinated unsecured debentures (the “Cdn$ 6.75% Convertible Debentures”) and the Cdn$ 6.25% convertible subordinated unsecured debentures (the “Cdn$ 6.25% Convertible Debentures”), as described in Note 8, of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) of STI as described in Note 8 are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Income (Loss) as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase. At June 30, 2016 and June 30, 2015 there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivatives, certain components of long term debt, Class B common share liability and impairment testing of long-lived assets.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $47.0 million and $46.6 million for the years ended June 30, 2016 and 2015, respectively.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Goodwill and Indefinite Lived Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

The annual assessment of goodwill impairment, may be performed either on a quantitative or qualitative basis. The quantitative assessment is a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

The Company also has the option to perform a qualitative assessment for goodwill impairment. Under the qualitative assessment, consideration is given to both external factors (including the macroeconomic and industry conditions) and the Company’s own internal factors (including internal costs, recent financial performance, management, business strategy, customers, and stock price). Facts and circumstances are evaluated each year to determine whether to use the qualitative or quantitative assessment. We performed a qualitative assessment during the fourth quarter of 2016, and there was no indication of impairment for goodwill.

Other Identifiable Intangible Assets

When assessing the impairment for indefinite-lived trade names, the Company performs the assessment to determine if the carrying value exceeds the fair value at which time an impairment loss would be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. The Company also has the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary. If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. The Company performed the quantitative assessment of trade names and there was no indication of impairment.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Definite-lived intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not-to-compete are amortized on a straight-line basis over an estimated useful life of two to five years. The Company recorded amortization expense associated with its intangible assets of $3.2 million and $3.4 million for the years ended June 30, 2016 and 2015, respectively.

Convertible Debentures

The principal amount of the Cdn$ 6.25% Convertible Debentures is convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debenture is not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, Debt with Conversion and Other Options, if the conversion feature of the debenture is non-beneficial (i.e. “out of the money”) upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature. As such, the Company has recorded the full amount of the debentures as a liability.

In accordance with ASC 815, Derivatives and Hedging, as the conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of STI, a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash loss of $0.2 million and a non-cash gain of $0.2 million in connection with the change in fair value of the embedded conversion feature for the years ended June 30, 2016 and 2015, respectively. The value of the embedded conversion feature represents a liability of $0.2 million and nine thousand dollars as at June 30, 2016 and 2015, respectively, which are included within other liabilities in the consolidated balance sheet.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its Credit Agreement, Senior Secured Notes and costs related to the issuances of the Convertible Debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method. The carrying

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

value of the deferred financing costs was $4.3 million and $5.8 million as of June 30, 2016 and 2015 respectively. Amortization expense totaled $1.4 million and $1.9 million for the years ended June 30, 2016 and 2015, respectively. Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value. There were no indicators of impairment during the years ended June 30, 2016 and 2015.

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, Business Combinations. The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax provision (see Note 7).

Revenue Recognition

Revenue from the Company’s school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests is derived from the Company’s partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Insurance Reserves

The Company had approximately $30.1 million and $25.9 million in recorded insurance reserves at June 30, 2016 and 2015, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers’ compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company’s claims experience and the Company’s ability to control such claims, in addition to third party premiums/expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for incurred but not recorded claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above; it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience. Insurance reserves are included in accrued expenses and other current liabilities and other liabilities on the consolidated balance sheet.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of stock-based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2016 and fiscal year 2015. In May 2015 the Company redeemed all of the remaining Class B Series Two common shares by exchanging them for Class B Series Three common shares, based on the fair market value of each class of shares. Subsequent to March 2010, all share awards under the EIP have only been in the form of grants of Class B Series Three common shares. These shares are accounted for as a liability upon issuance and remeasured at fair value on a quarterly basis (see Notes 12 and 13). The Company recognized $4.0 million and $4.2 million in non-cash stock-based compensation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2016 and 2015, respectively.

The Class B common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

The put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.

Stock-based compensation expense associated with the issuance of Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, Fair Value Measurements and Disclosure, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests.

Oil and Gas Interests

The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the “ceiling test”) requires the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, Extractive Industries – Oil and Gas, the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company’s Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicles’ usage.

Recently Adopted Accounting Standards

In January 2014, the FASB issued ASU 2014-05, Service Concession Arrangements. This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred taxes by requiring that deferred tax assets and liabilities, along with any valuation allowance, be classified as non current on the balance sheet. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The guidance is effective for the annual period beginning after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 Business Combinations-Simplifying the Accounting for Measurement-Period Adjustment. This ASU eliminates the requirement to retrospectively account for measurement-period adjustment resulting from business combinations. Instead, these adjustments will be recognized in the period the adjustment amount is determined. The Company is required to adopt this standard for the first quarter of fiscal 2017. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In January 2016, FASB issued ASU 2016-01 Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (except those accounted for under the equity method of accounting or those that result in consolidation of the investee). The guidance also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the guidance eliminates the need for the entity to disclose the method and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The Company is required to adopt this standard for the first quarter of fiscal 2018. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 Leases (Topic 842). This guidance requires lessees to reflect most leases on their balance sheets. All entities will classify leases to determine how to recognize lease-related revenue and expenses. The Company is required to adopt this standard for the first quarter of fiscal 2020, with early adoption permitted. This standard must be adopted using a modified retrospective approach for leases that existed or are entered into after the beginning of the earliest comparative period presented. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements.

3. Business Combinations

2016 Acquisitions

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in a transportation consulting and management services firm and acquired a second transportation consulting services firm.  Earnings of the acquired companies were included in the Company’s results of operations from the acquisition dates. Total consideration for both firms approximated $7.2 million consisting of $6.2 million in cash and $1.0 million in common stock. The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm.  The preliminary purchase price allocation consists of net working capital of $0.8 million, equipment of $0.2 million and goodwill of $7.9 million. The allocation of purchase price is preliminary and may change upon the final determination of working capital and the allocation of intangibles. Approximately $0.1 million of acquisition related costs have been recognized as an expense in the statement of operations during fiscal year 2016. The goodwill attributable to these acquisitions includes the opportunity to expand within the

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

market place and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

2015 Acquisition

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of these assets was approximately $0.4 million.

The purchase price consisted of $0.4 million in cash. Identifiable intangible assets consisted primarily of a non compete agreement that will be amortized over 3 years. The fair value of the assets acquired was greater than the purchase price; therefore the Company recognized a gain of approximately $0.1 million which is included in the statement of operations for fiscal year 2015. Approximately three thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2015.

The proforma impact of these acquisitions was immaterial to the Company’s consolidated financial statements.

4. Property and Equipment

Property and equipment consist of the following:

		Accumulated	Net Book	Useful Life
June 30, 2016	Cost	Depreciation	Value	in years

Land	$5,471	$-	$5,471
Buildings	5,978	(1,469)	4,509	40
Transportation equipment	435,339	(231,392)	203,947	7 to 11
Leasehold improvements	8,886	(4,809)	4,077	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	33,535	(22,967)	10,568	3 to 5
	$489,209	$(260,637)	$228,572

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Property and Equipment (continued)

		Accumulated	Net Book	Useful Life
June 30, 2015	Cost	Depreciation	Value	in years

Land	$5,629	$-	$5,629
Buildings	5,982	(1,086)	4,896	40
Transportation equipment	432,826	(226,513)	206,313	7 to 11
Leasehold improvements	7,826	(3,702)	4,124	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	29,674	(19,340)	10,334	3 to 5
	$481,937	$(250,641)	$231,296

5. Oil and Gas Interests

Oil and gas interests consist of the following:

	2016	2015

Oil and gas interests	$18,388	$18,098
Less: accumulated depletion	(11,352)	(10,385)
impairment charge	(1,638)	-
	$5,398	$7,713

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the “ceiling test”). The Company has performed a ceiling test calculation at various periods during years ended June 30, 2016 and 2015. The ceiling test requires the Company to use tax effected discounted cash flows using a present value technique. The sales prices used for the ceiling test at June 30, 2016 were $40.19 per barrel for oil and $2.41 per thousand cubic feet of natural gas. Based on the calculations performed during the year ended June 30, 2016, the Company has recorded an impairment charge of $1.6 million during fiscal year 2016 due to the decline in oil and gas prices. Additional impairments could be recorded in future periods if oil and gas prices do not recover or continue to decline.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2016
	Gross
	Carrying	Accumulated	Net Book	Weighted Average
	Amount	Amortization	Value	Remaining Life Years

Contract rights	$65,113	$(28,449)	$36,664	12
Covenants not to compete	14,760	(14,750)	10	1
Tradenames	22,060	-	22,060	None (Indefinite Life)
Total	$101,933	$(43,199)	$58,734

	2015
	Gross
	Carrying	Accumulated	Net Book	Weighted Average
	Amount	Amortization	Value	Remaining Life Years

Contract rights	$65,102	$(25,428)	$39,674	12
Covenants not to compete	14,800	(14,774)	26	1
Trade names	22,199	-	22,199	None (Indefinite Life)
Total	$102,101	$(40,202)	$61,899

Estimated annual amortization expense for intangibles assets is as follows:

Year ending June 30,
2017	$3,161
2018	3,156
2019	3,155
2020	3,155
2021	3,155
$15,782

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2016 and 2015:

Balance as of June 30, 2014	$139,158
Goodwill additions related to prior acquisitions	$1,826
Foreign currency effects on Goodwill	$(6,045)
Balance as of June 30, 2015	$134,939
Goodwill related to acquisitions	$7,902
Foreign currency effects on Goodwill	$(1,172)
Balance as of June 30, 2016	$141,669

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes

The components of the expense for income taxes are as follows:

	2016	2015

Federal: Canada
Current	$203	$(432)
Deferred	(57)	(21)
	146	(453)
Provincial :Canada
Current	156	(332)
Deferred	(44)	(16)
	112	(348)
Foreign:
Current	200	566
Deferred	2,380	319
	2,580	885
Total provision	$2,838	$84

The components of income before income tax expense for income taxes are as follows:

	2016	2015

Domestic	$3,111	$(1,065)
Foreign	5,764	4,804
Total	$8,875	$3,739

The difference between the effective rate reflected in the income tax expense for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2016 and June 30, 2015 is analyzed below:

	2016	2015
Provision for income taxes at statutory rate	$1,331	$561
Provincial taxes	1,020	(332)
Foreign rate differential	574	1,097
Canadian rate difference	(324)	(59)
Effect of U.S. state rate changes	-	(1,268)
Permanent items	572	121
Prior Year adjustments	(453)	-
Uncertain tax position	143	(192)
Other	(25)	156
	$2,838	$84

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes (continued)

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Significant components of deferred tax assets and (liabilities) are as follows:

	2016	2015
Deferred tax liabilities
Intangibles	$(24,340)	$(24,873)
Property and equipment	(56,517)	(55,588)
Total deferred tax liabilities	(80,857)	(80,461)

Deferred tax assets:
Net operating loss carry forward	22,053	25,779
Other	17,058	13,461
Total deferred tax assets	39,111	39,240
Valuation allowance	(337)	(337)
Net deferred tax assets	38,774	38,903
Net deferred tax liabilities	$(42,083)	$(41,558)

In fiscal 2015, the Company increased goodwill and net non-current deferred income tax liabilities by $1.9 million to correct the adjustment for purchase price allocation associated with the acquisition of the school bus division of Ayr Coach Lines in July 2006 that was recorded in the fourth quarter of 2014.

It is the Company’s intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance. As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company. It is not practical to compute the deferred tax liability and as such is not recorded.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2016	2015
Balance at July 1,	$455	$1,704
Additions for tax position related to prior year	253	190
Lapse of Statute of Limitation	(180)
Effective settlements with tax authorities		(1,439)
Balance at June 30,	$528	$455

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $0.5 million. Not reflected in the amounts above are approximately seventy thousand dollars of interest and penalties for the fiscal years ended June 30, 2016 and 2015, respectively, which are included as a component of the income tax benefit on the consolidated statement of operations.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes (continued)

The Company’s income taxes are subject to review by taxing authorities in both the United States and Canada. The Company’s U. S taxes have been examined through the tax year ended June 30, 2014 and the Company’s Canadian taxes have been examined through the tax year ended June 30, 2012.

At June 30, 2016, the Company has available U.S. net operating loss carry forwards of approximately $54.3 million expiring in the years 2022 through 2034 and Canadian non-capital loss carry forwards of approximately $1.0 million expiring in the years 2025 through 2035. These deferred tax assets are offset by a valuation allowance of approximately $0.3 million.

8. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	June 30, 2016		June 30, 2015
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$120,129	$-	$50,421
Convertible Debentures	-	117,696	-	119,515
Senior Secured Notes	-	35,000	-	35,000
	$-	$272,825	$-	$204,936

Maturities of long-term debt are as follows (see Note 20):

	Third
	Amended		Senior
	Credit	Convertible	Secured
	Facility	Debentures	Notes	Total
Year ending June 30,
2017	$-	$-	$35,000	$35,000
2018	-	59,633	-	59,633
2019	-	58,063	-	58,063
2020	120,129	-	-	120,129
2021	-	-	-	-
Thereafter	-	-	-	-
	$120,129	$117,696	$35,000	$272,825

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

Third Amended and Restated Credit Agreement and Senior Secured Notes

Subsequent to June 30, 2016, the Company amended the Credit Agreement (as defined below) to increase commitments and extend the maturity date (see Note 20).

On August 19, 2014, the Company amended its Third Amended and Restated Credit Agreement (the “Credit Agreement”). The amendment extended the maturity date (previously due February 27, 2018) to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes, extended the $100.0 million accordion feature and increased the commitments to $225.0 million, from the previous commitments of $165.0 million. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The extension was accounted for as a modification of debt, and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Credit Agreement. The current commitments at June 30, 2016, include a US $180.0 million loan facility and a Canadian $45.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.

The Company may request an increase to the $225.0 million in commitments for up to an additional $100.0 million in additional commitments (the “Accordion Feature”), so long as no default or event of default has occurred and is continuing. Each lender under the Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. At June 30, 2016 the Company had approximately $102.8 million in borrowing availability under the Credit Agreement.

On November 10, 2011, the Company rolled over and extended the maturity of its $35.0 million of fixed rate Senior Secured Notes (previously due December 14, 2011), for an additional five year term, carrying a fixed coupon of 4.246% (the previous fixed coupon was 5.941%). The Senior Secured Notes rank pari-passu with borrowings under the Credit Agreement and have a maturity date of November 10, 2016. The extension was accounted for as a modification of debt, and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the notes. Subsequent to June 30, 2016, the Company redeemed the Senior Notes prior to their maturity date of November 10, 2016 (see Note 20).

Borrowings under the Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.50% at June 30, 2016), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (0.638350% at June 30, 2016), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date. The effective interest rate on the Credit Agreement was 3.75% for the year ended June 30, 2016.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2016.

Convertible Debentures

Subsequent to June 30, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million) (see Note 20).

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million). The issue costs of approximately $3.5 million (Cdn $3.6 million) have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

Interest on the Cdn$ 6.25% Convertible Debentures due June 30, 2019 is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each Cdn$ 6.25% Convertible Debenture due June 30, 2019 is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures due June 30, 2019.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

On June 7, 2011, the Company issued the US$ 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. The issue costs of approximately $3.0 million have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the US$ 6.25% Convertible Debentures due June 30, 2018, using the effective interest method. The conversion feature of this debenture provides that these US dollar denominated notes can be converted into Canadian denominated common shares of the Company. As such, the conversion feature represents on embedded derivative that is required to be bifurcated and accounted for separately.

The Company recorded the embedded derivative liability as a component of other liabilities in the consolidated balance sheet. The embedded conversion liability is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are also included in the consolidated statement of operations.

Interest on the US$ 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each US$ 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each $1,000 principal amount of the US$ 6.25% Convertible Debenture.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. Subsequent to June 30, 2016, the Company exercised it right to redeem the US$ 6.25% Convertible Debentures in their entirety (see Note 20).

On June 21, 2010, the Company issued the Cdn$ 6.75% Convertible Debentures which were due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). The Cdn$ 6.75% Convertible Debentures matured on June 30, 2015, at which time the Company redeemed the remaining balance of Cdn$ 6.75% Convertible Debentures for cash, as discussed below. The Cdn$ 6.75% Convertible Debentures of STI were denominated in Canadian dollars, and as such, they were not required to be bifurcated into separate debt and equity components.

Interest on the Cdn$ 6.75% Convertible Debentures was payable semi-annually, in arrears, on June 30 and December 30 of each year.

The Cdn$ 6.75% Convertible Debentures were convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $7.25 per common share (the “Cdn$ 6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.75% Convertible Debenture.

The Company redeemed the Cdn$ 6.75% Convertible Debentures at June 30, 2015 as discussed below. The Cdn$ 6.75% Convertible Debentures were not redeemable prior to June 30, 2013. The Company had the right, at its option, to redeem the Cdn$ 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.75% Convertible Debenture Conversion Price.

During fiscal year 2015, Cdn $0.1 million of the Company’s Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. On June 30, 2015, the Company redeemed

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

the remaining Cdn $49.9 million in principal amount of Cdn$ 6.75% Convertible Debentures for US$ 40.1 million in cash, in accordance with the terms of the trust indenture dated as of June 21, 2010 between STI and Computershare Trust Company of Canada governing the Cdn$ 6.75% Convertible Debentures.

The Cdn$ 6.75% Convertible Debentures, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The Convertible Debentures are subordinate to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

9. Asset Retirement Obligation

ASC 410-20, Asset Retirement Obligation, establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Asset Retirement Obligation (continued)

in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation relates to the cost associated with shutting down oil and gas wells. The Company recorded accretion expense of thirty seven thousand dollars and twenty seven thousand dollars for the years ended June 30, 2016 and 2015, respectively.

At June 30, 2016, the present value of the Company’s asset retirement obligation was $0.5 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 7.4% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $0.9 million.

10. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2016 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 1,028,064 and 1,485,040 common shares during the fiscal years ended June 30, 2016 and 2015, respectively. The shares issued pursuant to the plan represent non-cash dividends with values of $4.2 million and $8.5 million, for the fiscal years ended June 30, 2016 and 2015, respectively, which have been recorded as a non-cash financing activity in each year. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2015. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 Common Shares in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company’s senior debt agreement requirements. During the 2016 and 2015 fiscal years, the Company purchased and cancelled 575,226 and 161,415 common shares, respectively, having a value of $2.3 million and $0.8 million, respectively, pursuant to the NCIB that was in effect at the time.

On April 11, 2016, pursuant to a block trade, the Company acquired and cancelled the remaining 5.0 million shares held by SNCF-Participations (“SNCF-P”), formerly the Company’s largest

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10. Common Shares (continued)

shareholder, for approximately $23.5 million. SNCF-P had originally invested in the Company in 2008, and had sold four million shares in August 2015. In April 2016, SNCF-P sold an additional 6.4 million shares through a combination of a private transaction and a separate sale to a bank syndicate. The disposal of shares by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as “non-core assets” in their investment portfolio.

During the 2016 fiscal year, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms, which were recorded as a non-cash investing activity (see Note 3).

During the 2015 fiscal year, the Company issued 18,342 common shares, having an approximate value of $0.1 million in connection with the conversion of the Company’s Cdn$ 6.75% Convertible Debentures, which were recorded as a non-cash financing activity (see Note 8).

On March 6, 2015, the Company issued 11,983,000 common shares for total gross cash proceeds of $69.1 million (Cdn $86.3 million) pursuant to the 2015 Bought Deal. The net proceeds of $65.7 million (Cdn $83.2 million) after commission and fees, were used to redeem the remaining $40.1 million in principal amount of Cdn$ 6.75% Convertible Debentures, with the balance used to pay down debt on the Company’s senior credit facility.

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015, with the first U.S. dollar dividend payable August 17, 2015 to shareholders of record on July 31, 2015.

Common shares issued and outstanding are 91,903,515 and 96,141,516 million at June 30, 2016 and 2015, respectively.

The changes in accumulated other comprehensive income for foreign currency translation is as follows:

	2016	2015

Balance at June 30,	$(2,120)	$(7,122)
Foreign currency translation	2,133	5,002
Current period comprehensive income	2,133	5,002
Balance at June 30,	$13	$(2,120)

There were no reclassifications out of accumulated other comprehensive loss.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Twelve months ended	Twelve months ended
	June 30, 2016	June 30, 2015
Weighted-average shares outstanding-basic	95,495,357	87,345,708
Potential dilutive effect of shares to be issued
to settle the debentures	14,603,082	21,478,722
Weighted-average shares outstanding-diluted	110,098,439	108,824,430

The computations for basic and diluted income per common share are as follows:

	Twelve months ended	Twelve months ended
	June 30, 2016	June 30, 2015
Net income –basic	$6,037	$3,655
Add back: Interest expense on debentures (net of tax)	4,472	6,541
Net income used for diluted earnings per share	10,509	10,196
Basic income per share	$0.06	$0.04
Diluted income per share	$0.06	$0.04

The conversion of the convertible debentures is anti-dilutive for both years ended June 30, 2016 and 2015.

12. Stock-Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders, which have been granted to management. These shares are accounted for as a liability upon issuance, as a result of a put option they contain, which may be granted to management.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. In May 2015, the Company redeemed all of the remaining Class B Series Two

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock-Based Compensation (continued)

common shares by exchanging the outstanding Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. This non-cash exchange resulted in approximately 1.57 Class B Series Three common shares being issued for each Class B Series Two common share outstanding. The holders of the Class B Series Two common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

Class B common shares granted are fully vested on the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other income, in the consolidated statement of operations. The Company recorded an expense of $1.4 million and income of $3.3 million for the years ended June 30, 2016 and 2015, respectively, associated with the change in fair value on the Class B common shares, which are recorded as a component of other income, in the consolidated statement of operations. The Company recorded $0.9 million in dividend payments for both of the years ended June 30, 2016 and 2015, which are recorded as a component of other income, in the consolidated statement of operations.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2016
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211
Grants	1,023,008	(417,536)	605,472
Redemptions	(139,912)	-	(139,912)
Shares outstanding at June 30, 2016	3,376,699	(1,319,928)	2,056,771

The Company recognized $4.0 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2016, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 139,912 shares were “put” back to the Company during the year ended June 30, 2016 for which the Company paid $0.7 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2016 represents a liability of $10.5 million, of which $7.7 million is recorded in other current liabilities

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock-Based Compensation (continued)

and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

	For the year ended June 30, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	663,620	(236,241)	427,379
Redemptions	(322,019)	-	(322,019)
B2/B3 Share exchange	80,009	-	80,009
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211

The Company recognized $4.2 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2015, based on the estimated fair value of these shares on the grant date. The additional 80,009 Class B Series Three common shares were issued in exchange for the remaining Class B Series Two common shares outstanding as discussed above. Pursuant to the liquidity provision of the EIP plan, 322,019 shares were “put” back to the Company during the year ended June 30, 2015 for which the Company paid $1.9 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2015 represents a liability of $7.3 million, of which $5.4 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

For the year ended June 30, 2015
Net shares outstanding
Shares outstanding at June 30, 2014	61,466
Redemptions	(10,777)
B2/B3 Share exchange	(50,689)
Shares outstanding at June 30, 2015	-

Pursuant to the liquidity provision of the EIP plan, 10,777 shares were “put” back to the Company during the year ended June 30, 2015 for which the Company paid $0.1 million. The remaining Class B Series Two common shares were exchanged for Class B Series Three common shares as discussed above.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	June 30, 2016	June 30, 2015

Cash	$7,759	$5,333
Accounts receivable	63,018	55,275
Equity hedge	1,114	-
	$71,891	$60,608

Accounts payable	$8,946	$2,230
Other accrued liabilities	47,583	62,040
Class B Series Two and Three share liability	10,449	7,349
Long-term debt (including portion due within one year)	272,825	204,936
Conversion right on 6.25% Convertible Debentures	190	9
Other long term liabilities	19,831	17,423
	$359,824	$293,987

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

The equity hedge was measured at fair value using appropriate valuation methodologies which includes using the forward price on the Company’s stock. The fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2016
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$216	-	$216
Equity hedge asset	-	(1,114)	-	(1,114)
Class B Series Three common share liability	-	10,449	-	10,449
Conversion right on US$ 6.25% Convertible Debentures	-	-	190	190
Net liabilities	$-	$9,551	$190	$9,741

As at June 30, 2015
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$337	-	$337
Class B Series Three common share liability	-	7,349	-	7,349
Conversion right on US$ 6.25% Convertible Debentures	-	-	9	9
	$-	$7,686	$9	$7,695

The following tables summarize the changes in the Company’s level 3 financial instrument for the twelve months ended June 30, 2016 and 2015, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the twelve months ended June 30,	2016	2015

Balance at June 30,	$9	$236
Total unrealized loss (gain):
Non-cash loss (gain) on conversion feature	177	(231)
FX impact on conversion feature	4	4
Balance at June 30,	$190	$9

The increase in the fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 26.5% from 17.0% in the twelve months

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

ended June 30, 2016. The decrease in fair value of the conversion rights was driven by an increase in the bond yield from 2.83% to 6.01% in the twelve months ended June 30, 2015.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to a loss of $0.2 million in the consolidated statement of operations for the year ended June 30, 2016.

The Company has exposure to interest rate risk, foreign currency exchange risk, equity risk and credit risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain of $0.1 million for both years ended June 30 2016 and 2015, in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap at June 30, 2016 represents a liability of $0.2 million all of which is recorded in other current liabilities. The value of the interest rate swap at June 30, 2015 represented a liability of $0.3 million of which $0.2 million is recorded in other current liabilities and the remaining is recorded in other liabilities. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

At June 30, 2016, the Company had $155.1 million in outstanding senior indebtedness (comprised of $120.1 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $117.7 million in fixed rate Convertible Debentures.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2016, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.7 million.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

Foreign Currency Exchange Risk

The Company managed its exposure to currency fluctuations through foreign currency exchange contracts (“Forward Contracts”) primarily to mitigate the exchange rate risk on the common share dividends. In May 2015, the Company announced that the Board of Directors had approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015. Effective with the announcement, the Company liquidated all of the Forwards Contracts that were outstanding, which had a notional value of $17.5 million. This liquidation resulted in a realized loss of $0.4 million which was recorded in foreign currency loss (gain) in the consolidated statement of operations for the year ended June 30, 2015.

In June 2015, the Company liquidated the foreign exchange forward contract it had in place to cover the principal amount of the Cdn$ 6.75% Convertible Debentures that matured on June 30, 2015. This liquidation resulted in a realized gain of $0.1 million which was recorded in foreign currency loss (gain) in the consolidated statement of operations for the year ended June 30, 2015.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 17.1% of the Company’s consolidated income before taxes are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.3 million on the translation of the Canadian operations into U.S dollars for the year ended June 30, 2016. The Company recorded a loss of $0.8 million for the year ended June 30, 2016 on the translation of its monthly dividends into U.S. dollars. Both of these transactions are recorded in foreign currency loss (gain) in the consolidated statements of operations.

Equity Risk

In April 2016, the Company entered into an equity hedge with a major Canadian bank to partially mitigate changes in the liability associated with the Class B shares outstanding pursuant to the Company’s EIP plan. The equity hedge has not been designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge are recorded in the consolidated statement of operations. The Company recorded a non cash gain for the year ended June 30, 2016, of $1.1 million in connection with the changes in fair value of the hedge, which is included in the

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

consolidated statement of operations as a component of other income. The value of the equity hedge at June 30, 2016 represents an asset of $1.1 million all of which is recorded in other assets.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company’s history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2016 and 2015.

14. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2016 and 2015:

2016
	Revenues	Property and Equipment (net)	Goodwill
United States	$534,098	$202,055	$107,386
Canada	64,709	26,517	34,283
Total	$598,807	$228,572	$141,669

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Segment Information (continued)

For the year ended June 30, 2016, the oil and gas segment, which is located in the United States, had revenues of $1.4 million and net oil and gas interests of $5.4 million. There is no goodwill associated with this segment.

2015
	Revenues	Property and Equipment (net)	Goodwill
United States	$480,936	$198,135	$99,484
Canada	70,925	33,161	35,455
Total	$551,861	$231,296	$134,939

For the year ended June 30, 2015, the oil and gas segment, which is located in the United States, had revenues of $2.9 million and net oil and gas interests of $7.7 million. There is no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

	2016	2015
Revenue
Transportation	$598,807	$551,861
Oil and gas	1,387	2,890
	$600,194	$554,751
Operating earnings (losses)
Transportation	$26,733	$17,702
* Oil and gas	(3,137)	(540)
	23,596	17,162
Unallocated expenses	14,721	13,423
Tax expense	2,838	84
Net Income	$6,037	$3,655

Capital Expenditures
Transportation	$66,642	$32,467
Oil and gas	375	1,003
	$67,017	$33,470

Depreciation, depletion and amortization
Transportation	$50,194	$49,969
Oil and gas	967	1,162
	$51,161	$51,131

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Segment Information (continued)

	2016	2015
Total Assets
Transportation	$542,221	$527,291
Oil and gas	6,108	8,636
	$548,329	$535,927

Total Liabilities
Transportation	$398,766	$334,333
Oil and gas	3,668	1,787
	$402,434	$336,120

*The oil and gas operating results include an impairment charge of $1.6 million dollars for fiscal year 2016

15. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $14.8 million and $13.8 million for the years ended June 30, 2016 and 2015, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $36.8 million and $29.6 million for the years ended June 30, 2016 and 2015, respectively. The terms of these and other leases expire at various times through 2024.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Facility	Vehicle
	Leases	Leases	Total
Year ending June 30,
2017	$15,039	$36,296	$51,335
2018	9,523	33,101	42,624
2019	7,232	28,825	36,057
2020	3,613	22,617	26,230
2021	1,883	11,531	13,414
2022 and thereafter	1,846	1,215	3,061
Total minimum payments	$39,136	$133,585	$172,721

16. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.6 million in expenses related to the plan for both of the years ended June 30, 2016 and 2015.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

17. Related Party Transactions

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer was a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million for the year ended June 30, 2015. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

18. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers’ compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company’s insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company’s operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company’s financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $1.0 million and $0.7 million of letters of credit outstanding at June 30, 2016 and 2015, respectively and $0.9 million of cash deposits at both June 30, 2016 and 2015, respectively which are included in other assets in the consolidated balance sheet.

Certain of the Company’s contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent fiscal year, outstanding performance bonds aggregated $104.8 million. There are no collateral requirements for these surety bonds.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

19. Additional Financial Information

Select additional financial information consists of the following:

At June 30	2016	2015

Prepaid Expenses
Prepaid Insurance	$10,069	$7,098
Other	4,261	2,623
	$14,330	$9,721

Other Current Assets
Fuel Tax Receivable	$2,152	$1,799
Other	1,064	1,644
	$3,216	$3,443

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$8,914	$8,483
Dividends Payable	13,480	14,096
Insurance	11,630	9,111
Wages and Benefits	8,729	5,175
Class B Shares	7,681	5,356
Taxes Payable	1,586	1,259
Deferred Revenue	621	655
Accrued Fixed Assets	306	20,983
Other	2,317	2,278
	$55,264	$67,396

Other Liabilities
Insurance	$18,522	$16,756
Other	1,499	676
	$20,021	$17,432

20. Subsequent Events

On July 2, 2016, STA Holdings granted 147,596 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2016.

On July 27, 2016 the Company entered into a Fourth Amended and Restated Credit Agreement. The new amended credit facility increased the commitments to $340.0 million (US $290.0 million and Canadian $50.0 million), from the previous commitments of $225.0 million and extended the maturity date to July 27, 2021. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2016 and 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

20. Subsequent Events (continued)

new amended facility also provides for a US$100 million “accordion feature”, which provides access to a larger facility should it be needed in the future. The Company used drawings under the credit agreement in part to repurchase the US $35 million Senior Secured Notes due November 10, 2016.

On August 1, 2016, the Company provided notice for the early redemption and settlement of the Senior Secured Notes due November 10, 2016. On September 1, 2016, the Company redeemed the Senior Secured Notes for $35.0 million in cash in accordance with the Note Purchase Agreement dated December 14, 2006, between the Company, Sun Life Assurance Company of Canada, London Life Insurance Company and Computershare Trust Company, N.A., governing the Senior Secured Notes.

On August 16, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million). The net proceeds of the 5.25% convertible unsecured subordinated debentures will primarily be used to pay off existing long-term debt and for general corporate purposes.

On August 23, 2016, the Company announced that it called for the early redemption and settlement of the 6.25% US convertible unsecured subordinated debentures due June 30, 2018. On September 19, 2016 the Company is expected to redeem the $60.0 million of 6.25% US convertible unsecured subordinated debentures for $60.0 million in cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the 6.25% US convertible unsecured debentures.

During July and August 2016, the Company entered into additional operating leases with nine major financial institutions to lease approximately $44.8 million in growth and replacement school vehicles for the upcoming 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 2.0% to 3.6%. Annual lease payments on these additional leases will approximate $6.0 million per year for the term of the leases.